Exhibit 99(a)(2)


                                           PRESS RELEASE
                                           FOR IMMEDIATE RELEASE
                                           Contact:
                                           Neal E. Murphy
                                           Senior Vice President and
                                           Chief Financial Officer
                                           International Specialty Products Inc.
                                           (973) 872-4200


            INTERNATIONAL SPECIALTY PRODUCTS COMPLETES GOING-PRIVATE
                                  TRANSACTION

WAYNE, NJ - February 28, 2003 - International Specialty Products Inc. ("ISP") announced today that, after receiving stockholder approval, it has completed the transaction in which its chairman and majority stockholder, Samuel J. Heyman, acquired the approximately 19% of ISP's outstanding shares of common stock not beneficially owned by him. The acquisition proposal required, among other things, approval by a majority of the shares voted at the meeting and not owned beneficially or of record by Mr. Heyman or any other director or officer of ISP or International Specialty Products Holdings Inc. The transaction is valued at approximately $134 million.

         As a result of the transaction, ISP stock, which had been listed on the New York Stock Exchange, will no longer be publicly traded. All outstanding ISP shares (except those beneficially owned by Mr. Heyman) have been converted into the right to receive a cash payment of $10.30 per share.

         ISP stockholders who have stock certificates in their possession will receive instructions by mail from The Bank of New York, the paying agent, concerning how and where to forward their certificates for payment. ISP stockholders should exchange their stock certificates for the merger consideration promptly following receipt of these materials. Brokers will handle conversion for those holding ISP stock in a brokerage account.

         International Specialty Products Inc. is a leading multinational manufacturer of specialty chemicals and mineral products.